Exhibit (d)(9)

March 4, 2021

Jorn Drappa, M.D., Ph.D.

E-Transmission

Dear Jorn,

On behalf of Horizon Therapeutics Public Limited Company (“the Company”), it is my pleasure to offer you the position of the Company’s executive vice president, research and development, reporting directly to me. In this position you will be a member of the Executive Committee.

This letter sets forth the proposed terms of your employment with the Company subject to your timely acceptance of this offer and review and execution of this letter.

•	Start Date. You will commence this new position with the Company at closing of the Viela Merger, which we anticipate will be on or around March 15, 2021 (the “Start Date”).

•	Location. Your position will be based out of the Company’s office in Gaithersburg Maryland.

•	Salary. Your initial base salary will be $23,958.34 semi-monthly (annualized rate of $575,000.00).

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Bonus. You will be eligible for an annual target cash bonus of 60% of your base salary based on successful completion of individual and/or Company milestones, as set and determined by Company management and Board of Directors approval. Bonuses are typically paid out in the first quarter of the year following the performance year subject to your continued employment through the applicable payment date.

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For 2021, this bonus will assume that you started employment on 1/1/21, and if your employment is terminated for any reason prior to the 2021 bonus payment, you will receive a payment within 30 days of termination of your employment which shall be calculated based on the target payment, as described above and prorated for the portion of the year that you were employed by Company, assuming the 1/1/21 start date.

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Equity Grants. Subject to your timely acceptance and execution of the terms of your Employment Agreement, and as provided below, as an inducement to your commencement of employment with the Company, and subject to approval by the Compensation Committee, you will be granted a Restricted Stock Unit Award having a fair value of $1,800,000, consistent with Company’s current practices (the “RSU Award”). Subject to your continued provision of services to the Company through the applicable vesting dates, the RSU Award shall vest as follows: 1/3rd of the total number of units subject to the RSU Award shall vest on the first anniversary of the Vesting Commencement Date, and thereafter 1/3rd of the total number of units subject to the RSU Award shall vest on each anniversary thereafter, so that the RSU Award would fully vest on the third anniversary of the Vesting Commencement Date, subject to your continued services with the Company through such date, or as described in the Section below related to Severance Benefits.

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Severance Benefits. If your employment is terminated within 24 months following your Start Date, you will continue to be entitled to the severance benefits which are more fully described in the Viela Bio, Inc. Executive Severance Plan. And, if such termination is without cause by either party, or by you for good reason, you will be entitled to severance benefits as provided in Section 5 of the Viela Bio, Inc. Executive Severance Plan. This includes cash benefits based on your current salary at Viela Bio, Inc., COBRA benefits and the acceleration of unvested legacy Viela Bio, Inc. equity, which was exchanged at closing for Company equity.

Additionally, if Company agrees that you have achieved certain performance objectives, as described in Exhibit A, at least 1/2 of the RSU Award described above shall be deemed vested and immediately exercisable upon termination if within 6 to 12 months of starting employment at Horizon. The entire RSU Award will accelerate if the termination occurs after 12 months.

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Confidential Information, Invention, Assignment and Non-Competition Agreement. Your acceptance of employment is also contingent upon the execution, of the Company’s Confidential Information, Invention Assignment and Non-Competition Agreement (the “Confidentiality Agreement”).

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At-Will Employment. Your employment with the Company will to be on an “at will” basis, meaning that either you or the Company may terminate your employment at any time for any reason or no reason, without further obligation or liability except as specifically described in your Employment Agreement.

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No Conflicting Obligations. You understand and agree that by accepting this offer that you represent to the Company that your performance will not breach any other agreement to which you are a party and that you have not, and will not during the term of your employment with the Company, enter into any oral or written agreement in conflict with any of the provisions of this Agreement or the Company’s policies. You are not to bring with you to the Company, or use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer (excluding Raptor) or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise. The Company does not need and will not use such information and we will assist you in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties. Also, we expect you to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggest that you refrain from having any contact with such persons until such time as any non-solicitation obligation expires.

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Tax and Withholding. All amounts paid to you as an employee of the Company, or otherwise by the Company or Horizon plc will be paid less applicable tax withholdings and any other withholdings required by law or authorized by you.

This letter, together with the Employee Confidentiality and Inventions Assignment Agreement and the 2020 Equity Incentive Plan, which will be provided to you by the Company, contains the complete, final and exclusive terms and conditions of the your employment, and supersedes all prior and contemporaneous oral and written employment agreements or arrangements with you.

The terms of each of documents referenced above shall be governed by the laws of the State of Illinois, without regard to any conflicts of law principals thereof that would call for the application of the laws of any other jurisdiction.

I am pleased to be able to extend you this offer and we are excited to begin working with you. To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below and return it to                 .

Best Regards,

/s/ Timothy P. Walbert
Timothy P. Walbert
Chairman, President & CEO

/s/ Jorn Drappa
Jorn Drappa, M.D., Ph.D.

Exhibit A

Performance Objectives

a.	Retention of staff

b.	Seamless transition of responsibilities at the end

c.	Collaboration across teams/legacy companies

d.	Progress against existing programs